UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form CB

TENDER OFFER/RIGHTS OFFERING NOTIFICATION FORM

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering)	☐
Securities Act Rule 802 (Exchange Offer)	☐
Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer)	☐
Exchange Act Rule 14d-1(c) (Third Party Tender Offer)	☒
Exchange Act Rule 14e-2(d) (Subject Company Response)	☐

Filed or submitted in paper if permitted by Regulation S-T Rule 101(b)(8)	☐

Note: Regulation S-T Rule 101(b)(8) only permits the filing or submission of a Form CB in paper by a party that is not subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act.

LATAM Airlines Group S.A.

(Name of Subject Company)

Not Applicable

(Translation of Subject Company’s Name into English (if applicable))

Republic of Chile

(Jurisdiction of Subject Company’s Incorporation or Organization)

Delta Air Lines, Inc.

(Name of Person(s) Furnishing Form)

Shares of Common Stock

(Title of Class of Subject Securities)

Not Applicable

(CUSIP Number of Class of Securities (if applicable))

Juan Carlos Mencio

LATAM Airlines Group S.A.

Presidente Riesco 7561114, 20th Floor

Las Condes, Santiago

Chile

Telephone: +56 22 565 3953

(Name, Address (including zip code) and Telephone Number (including area code)

of Person(s) Authorized to Receive Notices and Communications on Behalf of Subject Company)

Copies to:

Peter Carter Executive Vice President & Chief Legal Officer Delta Air Lines, Inc. 1030 Delta Boulevard Atlanta, GA 30354 Telephone: +1 404 715 2600	Sergio Galvis Werner Ahlers Sullivan & Cromwell LLP 125 Broad Street New York, NY 10004 Telephone: +1 212 558 4000

November 27, 2019

(Date Tender Offer/Rights Offering Commenced)

PART I - INFORMATION SENT TO SECURITY HOLDERS

Item 1. Home Jurisdiction Documents

(a)	The following documents are attached as an exhibit to this Form CB:

(i)	English translation of the Prospectus, dated November 27, 2019.
(ii)	English translation of the Notice of Commencement, originally published in Spanish in the online newspapers La Nación and El Libero on November 26, 2019.
(iii)	Notice to U.S. Stockholders of LATAM Airlines Group S.A.
(iv)	ADS Letter of Transmittal.
(v)	Summary newspaper advertisement published in the Wall Street Journal on November 27, 2019.

(b)	Not applicable.

Item 2. Informational Legends

Not applicable.

PART II - INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS

(1)	Not applicable.

(2)	Not applicable.

(3)	Not applicable.

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PART III - CONSENT TO SERVICE OF PROCESS

Not applicable.

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PART IV - SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Delta Air Lines, Inc.

/s/Peter Carter
Name: Peter Carter
Title: Executive Vice President & Chief Legal Officer
(Name and Title)

November 27, 2019
(Date)

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Exhibit Index

Exhibit No.	Description

1(a)(i)	English translation of the Prospectus, dated November 27, 2019.
1(a)(ii)	English translation of the Notice of Commencement, originally published in Spanish in the online newspapers La Nación and El Libero on November 26, 2019.
1(a)(iii)	Notice to U.S. Stockholders of LATAM Airlines Group S.A.
1(a)(iv)	ADS Letter of Transmittal.
1(a)(v)	Summary newspaper advertisement published in the Wall Street Journal on November 27, 2019.

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